July 6, 2010

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE:

Disability Access Corporation

Amendment No. 6 to Registration Statement on Form 10

Filed March 25, 2010

Form 10-Q for the Quarter Ended March 31, 2009

Form 10-Q  for the Quarter Ended June 30, 2009

Form 10-Q  for the Quarter Ended September 30, 2009

File No. 000-53538

Karen Garnett:

This correspondence is in response to your letter dated April 8, 2010 in reference to our filing of the Form 10, and Form 10-Q for the Quarter Ended March 31, 2009, June 30, 2009 and September 30, 2009 filed on the behalf of Disability Access Corporation, File No. 000-53538.

Please fax all future comments to 702-649-7417 and note our corporate phone number 702-882-3999.

Comment 1

Amendment No. 6 to Form 10

General

We note that you filed a Form 8-K on March 12, 2010, which disclosed that on February 23, 2010, Mr. Chin and PTS, Inc. entered into an agreement wherein Mr. Chin would resign from all positions he held with PTS, forgive certain indebtedness of PTS and exchange PTS stock that he held for PTS's interest in Disability Access Corporation. As such, as of that date, Disability Access Corporation ceased being a subsidiary of PTS. In light of this event, please update your Form 10 throughout to disclose that you are no longer a subsidiary of PTS and reflect this change in share ownership in your beneficial ownership table on page 25.

Answer:  Registrant has added substantial disclosure to the Form 10-K/A #7 filed on July 6, 2010 regarding the transaction.

Comment 2

We also note that the Exchange and Settlement Agreement between PTS and Mr. Chin was entered into February 23, 2010, but that the Form 8-K that disclosed the agreement was not filed until March 12, 2010. Please note that an entry into a material definitive agreement is an event that must be disclosed within four business days of occurrence. Therefore, this agreement was not timely disclosed and management should take its failure to timely report this event into consideration when evaluating its disclosure controls and procedures for the respective period.

Answer:  Registrant notes the Commission’s view that its failure to file timely notification on Form 8-K represents a material weakness of Registrant’s internal controls and procedures.  Registrant’s Board of Directors and executive officer have reviewed the disclosure and filing requirements of the Securities Act of 1934, as amended, and have hired securities counsel to assist with ensuring that future disclosures are filed accurately and in a timely manner.  Should any future 1934 Act filings be late or omitted, Registrant will note such weakness in its annual filings and provide additional corrective measures.

Comment 3

We note your response to comment 1 from our letter dated January 26, 2010 and the related disclosure in the Form 10-K filed by PTS, Inc. Please revise the Form 10 to include similar disclosure regarding the contingent liability of Disability Access Corporation, considering that you are the issuer of the shares that were distributed in an unregistered offering.

Comment 1

General

We have reviewed your responses to comments 3 and 4 in our letter dated December 3, 2009. It appears that you have not fully satisfied the conditions for conducting an unregistered spin-off. Specifically, we note the following:

•

Although PTS, Inc. disclosed the spin-off on Forms 8-K filed November 2, 2006 and January 3, 2007, these filings did not constitute the distribution of an information statement to the PTS shareholders and they did not contain disclosure that substantially complied with Regulations 14A or 14C under the Exchange Act.

•

Disability Access Corporation did not register its securities at the time of the spin-off but instead filed its registration statement on Form 10 approximately two years after the spin-off.

•

Your response letters have not clearly described a valid business purpose for the spin-off. You state that Disability Access Corporation was spun off in order to allow each company to pursue its own stated business objective without formal ties to the other. We note, however, that at the time of the spin-off, PTS retained 90% of the outstanding common stock of Disability Access Corporation. Refer to the Form 10-KSB filed by PTS for its fiscal year ended December 31, 2006.

Because you have not fully satisfied the conditions for conducting an unregistered spin-off, it appears that this distribution should have been registered under the Securities Act. Please confirm that PTS will provide disclosure in its next periodic report reflecting the potential Securities Act violation and its contingent liability for rescission demands by the PTS shareholders. If you believe the contingent liability-is not material, please provide us with a detailed analysis to support your view.

Answer: Registrant has added additional information regarding the contingent liability to the Form 10-K/A #7 filed on July 6, 2010.

Comment 4

Item 2. Financial Information.

Management’s Discussion and Analysis of Financial Condition and Results of Operation.

Six Months Ended June 30, 2009 compared to Six Month Ended June 30, 2008, page 21

We note your response to comment 4 in our letter dated January 16, 2010, however, the revised disclosure does not address our comment. Considering that you have experienced a decline in revenues during the most recent six- and nine-month periods, please revise to omit the statement that you expect "continued" growth and demand for your products and services. In addition, please tell us the basis for your statement that ADA litigation continues to increase across the United States, or remove this statement from your disclosure.

Comment 4

Six Months Ended June 30, 2009 compared to Six Months Ended June 30, 2008, page 21

We note your response to comment 15. Considering that you have experienced a decline in revenues during the most recent six-and nine-month periods, please revise to omit the statement that you expect "continued" growth and demand for your products and services. In addition, please tell us the basis for your statement that ADA litigation continues to increase across the United States, or remove this statement from your disclosure.

Answer:  Registrant has revised in the Form 10-K/A #7 filed on July 6, 2010.

Comment 5

Item 4. Security Ownership of Certain Beneficial Owners and Management page 25

We note your response to prior comment 5. Please revise footnote (9) to describe the shares of common stock underlying Mr. Chin's Series C preferred stock. Revise the amount shown in the table to reflect the total number of shares beneficially owned, including shares underlying the Series C preferred stock. Refer to Rule 13d-3(d)(1)(i) which provides that a person shall be deemed to be the beneficial owner of a securities if that person has the right to acquire ownership within sixty days, including any right to acquire the securities through the conversion of another security.

Comment 5

Item 4. Security Ownership of Certain Beneficial Owners and Management page 26

Please revise footnote (7) to the table to briefly explain how you calculated the 502,141,826,893 shares of fully diluted common stock beneficially owned by Mr. Chin. Please tell us why this amount is not included in the table and explain how this amount is consistent with the amount of total authorized common shares, which appears to be approximately 2.4 billion.

Answer: Registrant has revised in the Form 10-K/A #7 filed on July 6, 2010.

Comment 6

Item 6. Executive Compensation, page 28

Director Compensation, page 28

Your director compensation table on page 28 discloses that each of your directors received compensation in 2009, however, your disclosure on page 29 immediately after the table states that during 2009, 2008 and 2007, your Board of Directors "did not receive any compensation for serving.” Please revise to remove the inconsistent disclosure or advise.

Answer: Registrant has revised in the Form 10-K/A #7 filed on July 6, 2010.

Comment 7

Item 15. Financial Information and Exhibits, page 34

We note your response to comment 8 in our letter dated January 26, 2010. We note, however, that many of your exhibits were previously filed in the incorrect format Please file exhibits 4.1, 10.1 and 10.2 in the appropriate format.

Comment 8

We note your response to prior comment 21. Please file all exhibits as part of the registration statement in the appropriate format, consistent with the format that you used for Exhibit 10.3 in Amendment No. 5. Your exhibits should not be submitted as Correspondence on the EDGAR system.

Answer: Exhibits 4.1, 10.1 and 10.2 have been refiled in appropriate format on the Form 10/A #7 filed on July 6, 2010.

Comment 8

Item 15. Financial Statements and Exhibits, page 33

Note 6 – Convertible Preferred Stock and Debentures, page F-16

We note your response to comment 10 in our letter dated January 26, 2010. It appears that since Mr. Chin cannot dictate the actions of the Board of Directors, he cannot unilaterally call a vote and authorize the shares. As such, please restate your financial statements to bifurcate the conversion options embedded in the convertible debt hosts and account for them as derivative liabilities pursuant to ASC 815-40-25.

Comment 10

Note 6 - Convertible Preferred Stock and Debentures, page F-16

This comment relates to comment 22 in our letter dated December 3, 2009 where we stated that we were currently consulting with the Office of the Chief Accountant regarding this issue. We sent the comment in a replacement letter dated December 3, 2009 later that day, but you did not respond to that comment so we have included it again below.

Your response to comment 19 indicates that you believe that the requirement for shareholder approval is overcome because for all periods presented, shareholder and board approval is deemed to be a formality and perfunctory. Although Mr. Chin is your majority shareholder, it does not appear that he can unilaterally call a vote and authorize the shares as he does not control the Board of Directors. Please provide us with a legal analysis of Mr. Chin's control of management of the company.

Answer: Comment cleared verbally by William Demarest on June 17, 2010.

Comment 9

FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2009

FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2009

FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2009

We note your response to comment 11 in our letter dated January 26, 2010 and the amended reports, which reflect that you had ineffective disclosure controls and procedures for the respective periods. We further note, however, that the amended reports did not remove the disclosure stating that management concluded that your disclosure controls and procedures were effective as of the end of the period. Please amend your reports to eliminate this inconsistency.

Comment 11

Form 10-Q for the Quarter Ended March 31, 2009

Form 1Q-Q for the Quarter Ended June 30, 2009

Form 10Q for the Quarter Ended September 30, 2009

Item 4T. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We have reviewed your response to comment 23 in our letter dated December 3, 2009. You filed this registration statement on Form 10 pursuant to Section 12(g) of the Exchange Act, which states that a registration statement filed pursuant to Section 12(g) is automatically effective 60 days from the date of filing. In accordance with Section 12(g), your registration statement became effective in February 2009 and you became subject to periodic reporting under Rules 13a-l and 13a-13 of the Exchange Act. Therefore, the reports for the periods ended March 31, 2009 and June 30, 2009 were required reports after effectiveness of your Form 10. Considering that management was unaware of your reporting obligations under applicable law and that your reports for these periods were filed late, please explain to us how you were concluded that your disclosure controls and procedures were effective as of March 31, 2009 and June 30, 2009. Alternatively, please amend your Forms 10-Q as appropriate to reflect management's conclusions and any changes in your internal control over financial reporting that occurred during the fiscal quarter. Refer to Items 307 and 308 of Regulation S-K.

Answer: On April 19, 2010, the Registrant filed amendments to the Form 10-Q for the quarter ended March 31, 2009, June 30, 2009 and September 30, 2009 to eliminate this inconsistency.

Comment 10

With respect to your amended Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009, we note that management concluded that no changes have occurred to the company's internal controls during the periods presented that have materially affected, or are reasonably likely to materially affect, your internal controls. This does not appear consistent with your disclosure that you have "implemented controls" around your reporting timelines to assist in mitigating this issue in the future. Please explain to us what controls you have implemented to help mitigate your failure to timely file your reports and why they have no material effect on your internal controls over financial reporting.

Answer: Registrant notes the Commission’s view that its failure to file timely represents a material weakness of Registrant’s internal controls and procedures.  Registrant’s board of directors and executive officers have reviewed the disclosure and filing requirements of the Securities Act of 1934, as amended, and have hired securities counsel to assist with ensuring that future disclosures are filed accurately and in a timely manner.  Should any future 1934 Act filings be late or omitted, Registrant will note such weakness in its annual filings and provide additional corrective measures.  In addition, Registrant has notified its auditors and counsel that future audits will commence earlier and that all reports will be coordinated by Peter Chin, the Registrant’s Chief Executive Officer, who will ensure that the respective parties are responding in a timely and efficient manner.

Registrant wishes to acknowledge the following:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

•

Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

•

The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Peter Chin

Peter Chin

Chief Executive Officer